EXHIBIT 10.1


   CORPORATE CONTACTS:

            Meir Lipshes                              Sanjay Hurry
            President and CEO                         Investor Relations Officer
            TTI Telecom Ltd.                          TTI Telecom Ltd.
            T: +1.972.3.922.1262                      T: +1.201.795.3883
            meirl@tti-telecom.com                     sanjay@tti-telecom.com


                     TTI TELECOM REPORTS SECOND QUARTER 2004
                                FINANCIAL RESULTS

PETACH TIKVA, ISRAEL, AUGUST 17, 2004 - TTI TELECOM INTERNATIONAL LTD. (NASDAQ:
TTIL), a global supplier of Operations Support Systems (OSS) and Business Support Systems (BSS) to communications service providers, today announced unaudited results for its second quarter ended June 30, 2004.

Total revenues for the second quarter of 2004 were $9.3 million, compared to $11.5 million for the second quarter of 2003. Operating loss for the quarter was $6.6 million, compared to an operating loss of $6.8 million for the same quarter of 2003, and net loss was $6.5 million, or $0.55 per diluted share, versus a loss of $5.8 million, or $0.49 per diluted share, in the same quarter last year. The Company ended the quarter with approximately $25.2 million in cash and liquid investments, or $2.12 per diluted share, and no debt.

Total revenues for the six months ended June 30, 2004 were $20.7 million versus $22.9 million for the same period last year. Operating loss for the six months was $12.4 million compared to loss of $13.4 million for the same period of 2003. Net loss for the six months was $12.1 million, or $1.02 per diluted share, versus a net loss of $11.6 million, or $0.98 per diluted share, last year.

"Our performance for the quarter was the result of the ongoing, lackluster demand for OSS and a cost structure designed to support a much higher revenue run-rate," said Meir Lipshes, president and chief executive officer of TTI Telecom. "At the same time, our installed global customer base of tier-1 and 2 telecommunications service providers continues to give us a cushion against the current market dynamics. Fully 82% of our revenues were generated from continuation projects contracts and maintenance contracts across every major sales geography. Our R&D focus on next generation solutions also continued to bear fruit with the addition of new customers and receipt of follow-on orders from existing customers.

"Subsequent to the close of the quarter, we undertook a restructuring of the company designed to realign costs and revenues in light of the soft OSS market," concluded Lipshes. "As part of the restructuring, we expect to increase the Company's focus on sales execution, project delivery, customer support and expand the sales pipeline. Cumulatively, we believe these steps to transform TTI Telecom into a leaner organization with a world-class product portfolio and tier-1 customer base from which to return to growth and profitability."


2Q04 EARNINGS CONFERENCE CALL INFORMATION

A conference call has been scheduled for today at 4:00pm ET in which management will discuss the results of the quarter. The call can be accessed via live webcast through the Investor Relations portion of the TTI Telecom web site, www.tti-telecom.com. A telephone replay of the call will also be available starting one hour after the completion of the call until 5:00pm ET on August 24, 2004. To access the replay, please dial +1.888.286.8010 (International dialers can call +1.617.801.6888), participant code "82624915". The webcast of the conference call will be archived on the TTI Telecom web site.

ABOUT TTI TELECOM:

TTI Team Telecom International Ltd. offers advanced, modular and integrated software products and services for Operations Support Systems ("OSS") and Business Support Systems ("BSS") to telecom service providers. TTI Telecom is uniquely positioned to bridge legacy and next-generation, network and service infrastructures with its Netrac-based service assurance, fulfillment and revenue assurance solutions. With Netrac, service providers can reduce operating costs, enhance profitability and launch new, revenue-generating services more rapidly. Over 60 service providers worldwide have deployed TTI Telecom's solutions, supported by offices globally. For additional information, please visit www.tti-telecom.com.


FORWARD LOOKING STATEMENTS IN THIS RELEASE INVOLVE A NUMBER OF RISKS AND UNCERTAINTIES INCLUDING, BUT NOT LIMITED TO, PRODUCT DEMAND, PRICING, MARKET ACCEPTANCE, CHANGING ECONOMIC CONDITIONS, RISKS IN PRODUCT AND TECHNOLOGY DEVELOPMENT, THE EFFECT OF THE COMPANY'S ACCOUNTING POLICIES AS WELL AS CERTAIN OTHER RISK FACTORS WHICH ARE DETAILED IN THE COMPANY'S SEC FILINGS.

                              - tables to follow -

                         TTI TELECOM INTERNATIONAL LTD.
                               STATEMENT OF INCOME
              (in thousands of U.S. dollars except per share data)


                                          THREE MONTHS ENDED              SIX MONTHS ENDED
                                     ----------------------------    ----------------------------
                                       6/30/04         6/30/03         6/30/04         6/30/03
                                     ------------    ------------    ------------    ------------
REVENUES
  Product                            $      4,654    $      8,480    $     12,801    $     17,031
  Services                                  4,612           3,047           7,904           5,836
                                     ------------    ------------    ------------    ------------
Total revenues                              9,266          11,527          20,705          22,867
                                     ------------    ------------    ------------    ------------

COST OF REVENUES:
  Product                                   3,735           7,697           9,856          15,367
  Services                                  2,687           1,559           4,464           3,111
                                     ------------    ------------    ------------    ------------
Total cost of revenues                      6,422           9,256          14,320          18,478
                                     ------------    ------------    ------------    ------------

GROSS PROFIT:                               2,844           2,271           6,385           4,389
                                     ------------    ------------    ------------    ------------

OPERATING EXPENSES:
  Research & development, net               2,819           2,425           5,999           4,888
  Sales and marketing                       4,984           4,950           9,535           9,665
  General and administrative                1,686           1,651           3,251           3,231
                                     ------------    ------------    ------------    ------------
Total operating expenses                    9,489           9,026          18,785          17,784

OPERATING LOSS                             (6,645)         (6,755)        (12,400)        (13,395)
Financial income, net                         146             865             346           1,412
                                     ------------    ------------    ------------    ------------

LOSS BEFORE TAXES                          (6,499)         (5,890)        (12,054)        (11,983)
Taxes                                          34             (41)             58            (366)
                                     ------------    ------------    ------------    ------------
NET LOSS                             $     (6,533)   $     (5,849)   $    (12,112)   $    (11,617)
                                     ============    ============    ============    ============

Basic loss per share                 $      (0.55)   $      (0.49)   $      (1.02)   $      (0.98)
                                     ============    ============    ============    ============


                                     ============    ============    ============    ============
Diluted loss per share               $      (0.55)   $      (0.49)   $      (1.02)   $      (0.98)
                                     ============    ============    ============    ============

Number of shares used in computing
basic loss per share                   11,872,052      11,872,052      11,872,052      11,872,052
                                     ============    ============    ============    ============

                                     ============    ============    ============    ============
Number of shares used in computing
diluted loss per share                 11,872,052      11,872,052      11,872,052      11,872,052
                                     ============    ============    ============    ============

                         TTI TELECOM INTERNATIONAL LTD.
                           CONSOLIDATED BALANCE SHEETS
                         (IN THOUSANDS OF U.S. DOLLARS)


                                                06/30/2004  12/31/2003
                                                 --------    --------
ASSETS
CURRENT ASSETS:
Cash and cash equivalents                        $  7,744    $ 13,901
Short term bank deposits                            4,228       4,365
Marketable securities                              12,076      15,767
Trade receivables                                  10,884      10,738
Unbilled receivables                                4,447       6,590
Prepaid expenses and other accounts receivable      2,956       2,728
                                                 --------    --------

Total current assets                               42,335      54,089
                                                 --------    --------

LONG-TERM INVESTMENTS:
Long term deposits                                  1,129         973
Investment in affiliate                               165         165
Severance pay fund                                  4,146       4,075
Long-term pre-paid expenses                           100         200
Deferred tax                                        1,604       1,647
Long-term receivables                               3,070       3,038
                                                 --------    --------

Total long-term investments                        10,214      10,098
                                                 --------    --------

PROPERTY AND EQUIPMENT:
Cost                                               22,671      21,948
Less - accumulated depreciation                    15,791      14,110
                                                 --------    --------
Property and equipment, net                         6,880       7,838
                                                 --------    --------

OTHER INTANGIBLE ASSETS, NET                        3,878       4,581
                                                 --------    --------

TOTAL ASSETS                                     $ 63,307    $ 76,606
                                                 ========    ========

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities:
Trade payables                                   $  3,495    $  4,588
Related parties                                       537       1,176
Deferred revenues                                   5,133       3,591
Other accounts payable and accrued expense          5,854       6,164
                                                 --------    --------
Total current liabilities                          15,019      15,519
                                                 --------    --------

ACCRUED SEVERANCE PAY                               5,210       5,298
                                                 --------    --------

SHAREHOLDERS' EQUITY
Share capital                                       1,794       1,794
Additional paid-in capital                         58,058      58,657
Retained earnings (Accumulated deficit)           (16,774)     (4,662)
                                                 --------    --------
Total shareholders' equity                         43,078      55,789
                                                 --------    --------

                                                 --------    --------
Total liabilities and shareholders' equity       $ 63,307    $ 76,606
                                                 ========    ========

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